3/4/2004

CM

04002125

SECU... ES ...E COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 26 2004

SEC FILE NUMBER
8- 31701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) to 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Empire Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

1393 Veterans Memorial Highway
(No. and Street)

Hauppauge (City) New York (State) 11788 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Dominick Cidoni (631) 979-0097
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albrecht, Viggiano, Zureck and Company, P. C.
(Name – *if individual, state last, first, middle name*)

25 Suffolk Court (Address) Hauppauge (City) New York (State) 11788 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

DS 3/17

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Belfiore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Empire Securities, Inc., as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Subscribed and sworn to before me this

25 day of February 2004

Notary Public

Commission Expires June 2_ 2006

This report* contains (check all applicable boxes)

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

FIRST EMPIRE SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2003

TABLE OF CONTENTS

ALBRECHT, VIGGIANO, ZURECK
& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
25 SUFFOLK COURT
HAUPPAUGE, NY 11788
(631) 434-9500

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Empire Securities, Inc.
Hauppauge, New York

We have audited the accompanying statement of financial condition of First Empire Securities, Inc. (an S-Corporation) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of First Empire Securities, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
January 27, 2004

FIRST EMPIRE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash and cash equivalents	$	367,358
Deposits with clearing broker		254,328
Securities owned at market		
Trading		33,793,972
Investment		11,467,888
Other assets		289,743
Property and Equipment, net of accumulated depreciation		330,572
	$	46,503,861

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts and notes payable and accrued expenses	$	2,450,650
Payable to clearing broker, net		38,537,027
		40,987,677
STOCKHOLDER'S EQUITY		
Common stock - no par value, 1,000 shares authorized, 400 issued and outstanding		324,156
Additional paid in capital		90,000
Retained earnings		5,102,028
		5,516,184
	$	46,503,861

See notes to financial statements.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

Note 1 - Summary of Significant Accounting Policies

Business Description

The Company is registered with the National Association of Security Dealers (NASD) as a broker-dealer of securities. All security transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts. The company maintains a nationwide customer base.

Profit and loss arising from securities entered into for the account and risk of the Company, as well as customers' securities transactions, are reported on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

All property and equipment are recorded at cost and are depreciated over their useful lives using the modified cost recovery system ranging from five to seven years.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation for Federal and New York State income taxes. In lieu of corporation income taxes, the shareholder of an S Corporation is taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements. Income tax expense included in the financial statements includes surcharges and taxes on other states the Company operates in.

Note 2 - Cash and Cash Equivalents

Cash equivalents consist of money market funds and investments with original maturities of 90 days or less. Certificates of deposit with original maturities over 90 days and other short-term investments are classified separately.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

Note 3 - Deposits With Clearing Brokers

The Company's, clearing broker, BNY Clearing Services, LLC (BNY) merged this year with Pershing, Inc. The agreement between the Company and BNY required that the Company maintain a collateral deposit of $250,000 and the new broker maintains the same requirement. The collateral deposit including interest receivable as of December 31, 2003 is approximately $254,000.

Note 4 - Securities Owned, at Market

Marketable securities owned consist of the following:

	Owned
United States Treasury Bills	$ 29,974,433
Equities	84,800
Certificate of Deposit	104,847
Government Securities	14,679,280
Corporate Bonds	418,500
	$ 45,261,860

Note 5 - Property and Equipment

Property and equipment are comprised as follows:

Office furniture and fixtures	$ 14,969
Office equipment	446,158
Transportation equipment	26,040
	487,167
Less: accumulated depreciation	156,595
	$ 330,572

Total depreciation expense for the year ended December 31, 2003 amounted to $81,046.

Note 6 - Payable to Clearing Broker - net

Payable to clearing broker is for the purchase of securities net of amounts due from the clearing broker from customer transactions.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

Note 7 - Related Party Transactions

The stockholder of First Empire Securities, Inc. is also the stockholder of First Empire CD Management, Inc. These companies share office facilities, personnel, operating costs and a common paymaster. The company entered into a management service agreement whereby it pays First Empire CD Management $50,000 per month.

Note 8 - Commitments

The Company has entered into a lease agreement to rent office space, which expires in March 2004 and has been accounted for as an operating lease. The Company also entered into various lease agreements for office equipment and transportation equipment. Rental expense for the year ended December 31, 2003 was $399,157. Future minimum lease payments required under these operating leases are as follows:

For the year ending December 31, 2004	$	145,642
2005		19,796
2006		8,444
	$	173,882

Subsequent to the year end, the Company has decided to re-locate and has entered into an agreement to rent office space that will be accounted for as an operating lease. Included in other current assets are deposits on equipment and rent of approximately $130,000 relating to this new lease. Future minimum lease payments required under this operating lease are as follows:

For the year ending December 31, 2004	$	260,370
2005		347,160
2006		607,530
2007		744,990
2008		761,877
	$	2,721,927

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2003, the Company has net capital of $4,193,735, which is $4,030,359 in excess of its required minimum net capital of $163,376 (the greater of $100,000 or 6.67% of $2,450,651 aggregate indebtedness). At December 31, 2003, the Company's net capital ratio is .58 to 1.

Note 10 – 401(k) Plan

The Company has a 401(k) plan. To be eligible, the employees must meet certain age and service requirements. For the year ended December 31, 2003 employer contributions were $91,221.